EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Earnings from continuing operations before income taxes	$1,774	$1,880	$726	$969	$72

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(106)	(84)	(115)	(92)	(97)
Dividends from less than 50% owned affiliates	63	60	61	55	84
Fixed charges	2,323	2,050	2,209	1,361	1,354
Interest capitalized, net of amortization	(1)	2	2	1	(2)

Earnings available for fixed charges	$4,053	$3,908	$2,883	$2,294	$1,411

Fixed charges:
Interest incurred:
Interest expense(a)	$2,206	$1,956	$2,098	$1,280	$1,281
Capitalized interest	3	–	1	2	3

	2,209	1,956	2,099	1,282	1,284

Portion of rent expense deemed to represent interest factor	114	94	110	79	70

Fixed charges	$2,323	$2,050	$2,209	$1,361	$1,354

Ratio of earnings to fixed charges	1.7	1.9	1.3	1.7	1.0

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.